Exhibit 23.4

January 31, 2005

Wright Express Corporation

c/o Cendant Corporation

1 Campus Drive

Parsippany, NJ 07054

Attn: Rochelle Boas

Ladies and Gentlemen:

I hereby consent to my appointment to the Board of Wright Express LLC, to be renamed Wright Express Corporation, and as a member of the Compensation Committee, Corporate Governance Committee and Executive Committee thereof.

Sincerely,

/S/ MICHAEL E. DUBYAK
Michael E. Dubyak